Exhibit 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

Bell Canada and Bell Aliant announce proposal to exchange Bell Aliant Notes for Bell Canada Debentures

MONTRÉAL and HALIFAX, October 20, 2014 – Bell Canada and Bell Aliant Inc. (TSX: BA) today announced that Bell Aliant Regional Communications, Limited Partnership (the Partnership) will mail an information circular (the Circular) and related proxy materials to the holders (Bell Aliant Noteholders) of Medium Term Notes and Floating Rate Medium Term Notes of the Partnership referenced below (collectively, the Bell Aliant Notes) in connection with (i) a meeting of the Bell Aliant Noteholders, voting as a single class (the Class Meeting), and (ii) separate meetings of the holders of each series of Bell Aliant Notes, each voting separately as a series (each, a Series Meeting) to consider and, if deemed appropriate, approve the exchange of Bell Aliant Notes for newly issued debentures of Bell Canada (Bell Canada Debentures). The Bell Canada Debentures will have financial terms that are the same as those attached to the applicable series of Bell Aliant Notes.

The note exchange transactions are part of Bell’s strategy to simplify its capital structure and enhance administrative efficiencies by concentrating public debt into a single issuer.

The Class and Series Meetings are to be held at Le Centre Sheraton Montréal Hotel, 1201 Boulevard René-Lévesque West, Level A, Salle Jarry/Joyce, Montréal, Québec on November 14, 2014 at the times set out in each notice of meeting accompanying the Circular. The record date for entitlement to notice of each of the Class Meeting or Series Meetings is October 17, 2014 (the Record Date).

The following Bell Aliant Notes will be subject to the matters to be considered at the Class and Series Meetings:

•	5.41% Medium Term Notes, Series 2, due September 26, 2016

•	5.52% Medium Term Notes, Series 4, due February 26, 2019

•	6.17% Medium Term Notes, Series 5, due February 26, 2037

•	4.37% Medium Term Notes, Series 7, due September 13, 2017

•	4.88% Medium Term Notes, Series 8, due April 26, 2018

•	3.54% Medium Term Notes, Series 9, due June 12, 2020

•	Floating Rate Medium Term Notes, Series 10, due April 22, 2016

At the Class Meeting, Bell Aliant Noteholders will have the opportunity to vote as a class on a transaction to exchange all Bell Aliant Notes of every series for an equal principal amount of Bell Canada Debentures.

In addition, at the Series Meetings, the Bell Aliant Noteholders of each series will have the opportunity to vote on a transaction to exchange all Bell Aliant Notes in such series for an equal principal amount of Bell Canada Debentures.

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If the transaction is not approved at the Class Meeting, or the Partnership cancels the Class Meeting for any reason, or elects not to proceed with the exchange of all Bell Aliant Notes (even if such exchange is approved), the Partnership may, at its option, proceed with one or more of the transactions that have been approved at the Series Meetings in order to accommodate holders of any particular series of Bell Aliant Notes that have approved the transaction at the applicable Series Meeting. However, the Partnership may determine not to proceed with one or more of the transactions that have been approved at a Series Meeting.

In connection with the Class Meeting and the Series Meetings, the Partnership will file today with the applicable Canadian securities regulatory authorities the Circular and other related proxy materials. Full details of the transactions described in this news release are provided in the Circular to be mailed to Bell Aliant Noteholders. Copies of the Circular, along with other relevant documents, will be available on SEDAR at www.sedar.com.

BMO Capital Markets and RBC Capital Markets are the Solicitation Agents for the transactions. CST Trust Company is the Tabulation Agent and Depositary for the transactions (P.O. Box 1036, Adelaide Street Postal Station, Toronto, ON M5C 2K4). The Partnership has retained D.F. King Canada as Information Agent.

Any questions or requests for assistance concerning the note exchange transactions or further information on how to vote at the meetings may be directed to the Depositary at 1-866-271-6893 toll free in North America, at 1-416-682-3860 outside of North America, or by e-mail at inquiries@canstockta.com, or to the Information Agent at 1-800-294-5107 toll free in North America, at 1-201-806-7301 outside of North America, or by e-mail at inquiries@dfking.com. Copies of the Circular and any other related proxy materials may also be obtained free of charge upon request made to the Depositary or the Information Agent.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the anticipated meetings of Bell Aliant Noteholders and completion and timing of the note exchange transactions. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian and United States securities laws.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of October 20, 2014 and, accordingly, are subject to change after such date. Except as may be required by applicable Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise.

The completion and timing of the note exchange transactions is subject to certain conditions and the Partnership’s discretion as to the completion thereof. Accordingly, there can be no assurance that any note exchange transaction will be completed.

For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult the risks described under the heading “Risk Factors” in the Circular, which will be available on SEDAR at www.sedar.com and will be available at the SEC’s website, www.sec.gov.

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Notice to Bell Aliant Noteholders in the U.S.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bell Canada or BCE and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The note exchange transactions involve the securities of Canadian partnerships and companies. The note exchange transactions will be subject to Canadian disclosure requirements that are different from those of the United States. Financial statements or selected summary financial information included or incorporated by reference in the documents furnished or filed by BCE and Bell Canada with the SEC in connection with the note exchange transactions have been prepared in accordance with IFRS, which differ from U.S. GAAP, and thus may not be comparable to the financial statements or selected summary financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws since each of the Partnership, Bell Canada and BCE is located in Canada, and some or all of their respective officers and directors are residents of Canada. You may not be able to sue a Canadian partnership or company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a Canadian partnership or company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that Bell Canada or BCE or their respective affiliates may acquire securities otherwise than in the note exchange transactions, such as in open market or privately negotiated purchases. Bell Canada and BCE will furnish a Form CB to the SEC in connection with the Class and Series Meetings and the proposed exchanges of the Bell Aliant Notes for Bell Canada Debentures which will contain the Circular and information relating to the Class and Series Meetings. This press release is not a substitute for the Form CB or any other documents that Bell Canada and BCE may file with the SEC or may send to Bell Aliant Noteholders in connection with the note exchange transactions. BEFORE MAKING ANY DECISIONS IN RESPECT OF THE NOTE EXCHANGE TRANSACTIONS, BELL ALIANT NOTEHOLDERS ARE URGED TO READ THE FORM CB AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FURNISHED OR FILED, AS APPLICABLE, WITH THE SEC IN CONNECTION WITH SUCH TRANSACTIONS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH TRANSACTIONS. You will be able to obtain a free copy of the Form CB and other filings containing information about Bell Canada and BCE at the SEC’s website site, www.sec.gov.

About Bell Canada

Bell Canada provides consumers and business customers across the country with advanced communications services including Bell Fibe TV and Bell Satellite TV, Fibe Internet, 4G LTE wireless, home phone and business communications solutions. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

About Bell Aliant

Bell Aliant (TSX: BA) is one of North America’s largest regional communications providers and the first company in Canada to cover an entire city with fibre-to-the-home (FTTH) technology with its FibreOP services. Through its operating entities it serves customers in six Canadian provinces with innovative information, communication and technology services including voice, data, Internet, video and value-added business solutions. Bell Aliant’s employees deliver the highest quality of customer service, choice and convenience. For more information, please visit BellAliant.ca.

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Media inquiries:

Bell Canada

Jean Charles Robillard

(514) 870-4739

jean_charles.robillard@bell.ca

Bell Aliant

Jennifer MacIsaac

(902) 225-3704

jennifer.macIsaac@bellaliant.ca

Investor inquiries:

Thane Fotopoulos

BCE Investor Relations

(514) 870-4619

thane.fotopoulos@bell.ca

Zeda Redden

Bell Aliant Investor Relations

Toll-free: (877) 487-5726

zeda.redden@bellaliant.ca

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